eWellness Healthcare Corporation

11825 Major Street

Culver City, California 90230

September 2, 2014

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attn: John Reynolds

Re: eWellness Healthcare Corporation

Amendment No. 2 to Form 8-K

Filed August 6, 2014

File No. 000-55203

Dear Mr. Reynolds:

This letter is provided in response to your letter dated August 25, 2014 (the “Letter”) regarding the above-referenced Amendment to the Form 8-K that eWellness Healthcare Corporation (the “Company”) filed (the “Form 8-K”) and in furtherance to our legal counsel’s phone conversation with Mr. Turk earlier today.

The Letter required that we file the response to the Letter and a corresponding amendment to the Form 8-K on or before Friday, September 5, 2014; however, we need additional time to prepare our response letter and related amendments. Accordingly, we are writing to you today to request that we may file the response letter and related amendments on or before Friday, September 19, 2014.

Thank you for your attention to this matter.

Sincerely,
eWellness Healthcare Corporation

/s/ Darwin Fogt
Darwin Fogt
Chief Executive Officer

cc:	Rachael Schmierer
Hunter Taubman Weiss